Exhibit 99.1

PRESS RELEASE

AC Immune Initiates Final Cohort in Ongoing Phase 1b/2 ABATE
Trial of Anti-Abeta Active Immunotherapy to Treat Alzheimer's Disease

•	Treatment of first patient in Cohort AD4 in ABATE trial triggers $12 million milestone payment

•	Allows evaluation of potential for precision prevention of neurodegenerative diseases

•	Data from ABATE Cohorts AD1, AD2 and AD3 after 12 months treatment expected Q2 2026

Lausanne, Switzerland, April 30, 2026 -- AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today announced it dosed the first patients in Cohort AD4 in the ongoing Phase 1b/2 ABATE trial. As a result, AC Immune will receive a $12 million milestone payment from Takeda under the partners’ exclusive, worldwide option and license agreement for AC Immune’s active immunotherapies targeting toxic forms of amyloid beta (Abeta), including ACI-24 for the treatment of Alzheimer’s disease (AD).

ABATE is assessing ACI-24 in subjects with prodromal AD and in adults with Down syndrome (DS). AD4 includes subjects with prodromal AD.

Dr. Andrea Pfeifer, CEO of AC Immune SA, said: “This milestone underscores the progress in our Phase 1b/2 ABATE trial of ACI-24. AD4 will build on the encouraging early safety and immunogenicity data to date. It allows further evaluation of the potential of ACI-24 and, more broadly, our precision prevention approach to neurodegenerative diseases, which encompasses a pipeline of active immunotherapies and intracellular-targeted small-molecule therapeutics to intervene at the earliest stages of disease.”

ACI-24 is an anti-Abeta active immunotherapy candidate designed to induce a robust antibody response against the toxic forms of Abeta believed to drive plaque formation and AD progression. By inducing plaque clearance and efficiently inhibiting plaque formation in the brain, ACI-24 has the potential to delay or slow AD progression.

ACI-24 is being investigated in the ongoing ABATE randomized, double-blind, placebo-controlled Phase 1b/2 trial to assess its safety, tolerability, immunogenicity and pharmacodynamic effects. Data so far show that ACI-24 is generally safe and well tolerated, and that it has generated anti-Abeta antibody responses at all tested doses.

Cohorts AD1, AD2 and AD3 enrolled a total of 74 patients who received ACI-24 at escalating dose levels. The 12-month data readouts from Cohorts AD1, AD2 and AD3 are expected later in Q2 2026. Cohort AD4 will include an initial group of 36 patients treated for 12 months, with follow-up of 6 months, significantly expanding the safety and biomarker efficacy data set. A subsequent expansion of the AD4 cohort could potentially see the total number of subjects reach approximately 112 patients.

PRESS RELEASE

AC Immune is responsible for conducting the ABATE trial. Following the potential option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization.

Under the terms of the agreement with Takeda, AC Immune received an upfront payment of $100 million and is eligible to receive an option exercise fee and additional potential development, commercial and sales-based milestones of up to approximately $2.1 billion, if all related milestones are achieved over the course of the agreement. Upon commercialization, AC Immune will be entitled to receive tiered double-digit royalties on worldwide net sales.

About ACI-24

This product is AC Immune’s anti-Abeta active immunotherapy candidate. The ABATE randomized, double-blind, placebo-controlled Phase 1b/2 trial of ACI-24 for treatment of Alzheimer’s disease (AD) continues fully blinded (NCT05462106). Enrolled patients are required to have a diagnosis of prodromal AD: MCI due to AD according to the National Institute on Aging Alzheimer’s Association (NIA-AA) criteria, and a PET scan at screening must be consistent with the presence of amyloid pathology. Patients will be randomized to one of several doses of ACI-24 or placebo. Following multiple data safety monitoring board (DSMB) reviews, no safety concerns have been raised to date, consistent with previous results. Very encouraging immunogenicity has been shown with clear evidence of anti-Abeta antibody responses against toxic Abeta species observed in the blinded data.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CA, CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

PRESS RELEASE

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